August 18, 2011
VIA EDGAR CORRESPONDENCE
Mr. Larry Spirgel,
Assistant Director,
Securities and Exchange Commission,
Division of Corporation Finance,
Mail Stop 3720,
100 F Street, N.E.,
Washington, D.C. 20549-0306.
Re:	CSC Holdings, LLC
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
File No. 001-09046
Cablevision Systems Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
File No. 001-14764
Filed on February 16, 2011
Dear Mr. Spirgel:
We are in receipt of your letter dated August 9, 2011 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 of CSC Holdings, LLC and Cablevision Systems Corporation (collectively, the “Company”), filed on February 16, 2011 (the “Form 10-K”). This letter sets forth the Company’s response to the Staff’s comment contained in the Comment Letter.
We have repeated the Staff’s comment below to facilitate your review.
Definitive Proxy Materials of Cablevision Systems Corporation on Schedule 14A
Compensation Discussion and Analysis, page 21
Performance Awards, page 31
1.	We note that you disclose actual amounts paid under the 2008-2010 three year performance awards in footnote 5 to the Summary Compensation Table. In future filings, please disclose the targets used in determining payments of these awards, as well as your performance relative to them. Please note that generally we do not believe that disclosure of past targets results in competitive harm.

Mr. Larry Spirgel
Securities and Exchange Commission
Response: We have noted the Staff’s comment. In future filings, we will disclose the targets used in determining payments of the three-year performance awards to our named executive officers, as well as performance relative to these awards.
* * * * * *
In responding to the Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any additional information, please call the undersigned at (516) 803-2570.

Very truly yours,
/s/ Victoria D. Salhus
Victoria D. Salhus
Senior Vice President, Deputy General Counsel and Secretary

cc:	Kate Buekenkamp Paul Fischer (Securities and Exchange Commission)

John P. Mead Robert W. Downes (Sullivan & Cromwell LLP)